

Kelly McDonald · 2nd in

CEO of Kyndoo.ai - The Data Platform for Social Commerce | We're Hiring!

Burlingame, California, United States · 500+ connections ·

Contact info

KYNDOO Kyndoo

W Western Michigan University

Providing services

Digital Marketing, Social Media Marketing, and Mobile Marketing

See all details

Featured

Find out who is #FakeFamous

kyndoo.com

Social media continues to take the world by storm, and now everyone wants to play a more significant part in it as famous influencers. Quite frankly, we can't blame people for dreaming of becoming Instagram or TikTok famous because who doesn't want to...

Experience

 **Founder and CEO**

Kyndoo · Full-time

Jul 2018 – Present · 2 yrs 9 mos
San Francisco Bay Area

Kyndoo.ai is the data platform solving the most extensive problems in the influencer marketing industry. Starting with Fraud, Attribution, and content safety. We validate an influencer's audience while also providing in-depth metrics on the audience demographics, Interests, and MSAs and help marketing professionals go beyond the aesthetics when choosing the right influencer to represent their brand. Kyndoo is backed by 500 Startups and Gaingels. We are also proud to be a member of TechCrunch's Include 100.



RealtyShares
2 yrs 9 mos



Senior Vice President, Revenue and People
Mar 2018 – Nov 2018 · 9 mos
San Francisco, California



Vice President of Sales and Operations
Mar 2016 – Mar 2018 · 2 yrs 1 mo
San Francisco Bay Area



Vice President of Sales and Operations
Movoto
May 2014 – Apr 2016 · 2 yrs
San Mateo, CA



Vice President of Sales, Operations and Data
RME360
Apr 2013 – Apr 2014 · 1 yr 1 mo
Tampa/St. Petersburg, Florida Area



Sales Director/ Sales Coaching and Core Assurance Lead
MyInsuranceExpert.com
Jan 2011 – Jun 2012 · 1 yr 6 mos
Troy, MI

Show 2 more experiences ⌄

Education



Western Michigan University
BA, English, Comparitve Religion, Art History
1998 – 2003

 **General Assembly**
Data Analysis Circuit

 **General Assembly**
FEWD 54, Front End Web Development Part Time Course

Volunteer experience

 **Board of Advisors- Operations Chair**
Capture the Dream Inc.
Mar 2015 – Feb 2017 • 2 yrs
Children

 **Programming Board**
StartOut
Jan 2021 – Present • 3 mos
Economic Empowerment

StartOut is a non-profit that supports the economic equality of LGBTQ+ entrepreneurs.



